EXHIBIT 12.1
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                          AIRTOUCH COMMUNICATIONS, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)
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                                                         Quarter Ended
                                                            March 31,                   Ended December 31
                                                        ---------------  ------------------------------------------------------
                                                                   1998        1997       1996       1995       1994       1993
                                                        ---------------  ----------  ---------  ---------  ---------  ---------

EARNINGS
   Pre-tax income                                              $    246   $    714    $   348    $   245    $   206    $   108
   Add back:
     Minority interests in net income of
       consolidated wireless systems                                 42        119         95         36         16         46
     Equity in net (income) loss of less-than-
       fifty-percent-owned unconsolidated
       wireless systems                                            ( 51)      ( 93)        56         28         11         30
     Distributed income of less-than-fifty-percent-
       owned unconsolidated wireless systems                          2        284          1          2          1          9
     Fixed charges included in reported pre-tax income               27        120         80         33         25         34
                                                         -------------- ----------  ---------  ---------  ---------  ---------
   Total                                                       $    266   $  1,144    $   580    $   344    $   259    $   227
                                                               ========     ======      =====      =====      =====      =====
FIXED CHARGES
   Total interest on debt                                      $     24   $    103    $    83    $    28    $    11    $    26
   1/3 operating rental expense                                       8         30         28         20         14         12
   Preferred stock dividends (1)                                     20         85         35         --         --         --
                                                         -------------- ----------  ---------  ---------  ---------  ---------
   Total fixed charges                                         $     52   $    218    $   146    $    48    $    25    $    38
                                                               ========     ======      =====      =====      =====      =====

RATIO OF EARNINGS TO FIXED CHARGES                                  5.1        5.2        4.0        7.2      10.4         6.0
                                                               ========     ======      =====      =====      =====      =====

(1) Preferred stock dividends were increased to amounts of pre-tax earnings that would be required to cover such dividends based on the effective income tax rates for the periods presented. These after-tax dividend amounts were $14 million for the quarter ended March 31, 1998, $54 million for the year ended December 31, 1997, and $20 million for the year ended December 31, 1996.

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